FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December, 2002

Commission File Number

0-29382

 Minefinders Corporation Ltd.
(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street, Vancouver, B.C. V7Y 1C6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):       _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No     X   _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

MINEFINDERS CORPORATION LTD.

REVISED INITIAL

ANNUAL INFORMATION FORM

for the year ended December 31, 2001

OCTOBER 31, 2002

#

TABLE OF CONTENTS

GLOSSARY AND DEFINED TERMS

REFERENCE INFORMATION

CORPORATE STRUCTURE

GENERAL DEVELOPMENT OF THE BUSINESS

      Significant Acquisitions and Dispositions

      Background and Trends

NARRATIVE DESCRIPTION OF THE BUSINESS

      Overview

PRINCIPAL PROPERTY - THE DOLORES PROPERTY

      Description and Location

      Accessibility, Climate, Local Resources, Infrastructure and Physiography

      History

      Geology

      Exploration

      Drilling

      Mineralization

      Sampling and Analysis

      Rock Chip Sampling and Soil Sampling

      Core Sampling and Reverse-Circulation Sampling

      Quality Control

      2001 Dolores Silver Reanalysis Program

      Selection of Samples

      Chain of Custody and Sampling issues

      Results

      Mineral Resource and Mineral Reserve Estimates

NORTHERN SONORA PROPERTY

      Description and Location

      Climate, Accessibility, Local Resource Infrastructure and Physiography

      Nature of Transport

      Sampling and Integrity of Samples

      La Bolsa Property: Location and Access

      History of Property

      Ownership

      Geology and Mineralization

      Exploration Activity

      Work Program

      El Malacate Recon: Description and Location

      History of Property

      Ownership

      Geology and Mineralization

      Exploration Activity

      Work Program

OTHER PROPERTIES

      La Reserva/El Correo Property

      San Antonio Property

      Other Interests In Properties

NUMBER OF EMPLOYEES

BANKRUPTCY, RECEIVERSHIP OR OTHER SIMILAR PROCEEDINGS

RISK FACTORS

SELECTED CONSOLIDATED FINANCIAL INFORMATION

      Dividend Record and Policy

MANAGEMENT'S DISCUSSION AND ANALYSIS

MARKET FOR SECURITIES

DIRECTORS AND OFFICERS

      Shareholdings of Directors and Officers

      Committees of the Board of Directors

      Corporate Cease Trade Orders or Bankruptcies

      Penalties or Sanctions

      Personal Bankruptcies

ADDITIONAL INFORMATION

GLOSSARY AND DEFINED TERMS

The following is a glossary of certain mining terms used in this Annual Information Form.

Adit	A horizontal passage from the surface into the mine, also called a tunnel.
Adularization	Potassic alteration, introduction or replacement by Adularia.
Anomaly	A geological feature distinguished by geophysical or geochemical means, which is different from the general surroundings and is often of potential economic value.
Breccia	A coarse–grained clastic rock composed of angular broken fragments.
Cretaceous	The final period of the Mesozoic area (after the Jurassic and before the Tertiary period), thought to have covered the span of time between 65 and 144 million years ago.
Dome	A circular or elliptical uplift, typically volcanic in origin.
Epithermal	Hydrothermal mineral deposit formed within 1 kilometre of the earth’s surface, in the temperature range of 50–200°C.
g/t or gpt	Grams per tonne.
Graben	An elongate downfaulted basin.
Horst	An elongate block of upfaulted rock.
Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.
Igneous Rock	Rock which formed directly by crystallization from magma.
Interbedded	Beds laid between or alternating with others of different character.
Intrusive	The process of, and rock formed by, intrusion.
Jurassic	The middle system of the Mesozoic, above the Triassic and below the Cretaceous, thought to have covered the span of time between 200 and 145 million years ago.
Lithology	The description of rocks in hard specimen and in outcrop, relative to such characteristics as color, mineralogic composition, and grain size.
Mesozoic	The era of geologic time above the Paleozoic and below the Cenozoic, approximately from 245 to 65 million years ago.
Metamorphic	Affected by physical, chemical, and structural processes imposed by depth in the earth’s crust.
Metasediment	Metamorphic rock of volcanic origin.
Mineral Reserve, Proven Mineral Reserve, Probable Mineral Reserve

The terms “Mineral Reserve,” “Proven Mineral Reserve” And “Probable Mineral Reserve” used in this Annual Information Form are Canadian mining terms as defined in accordance with National Instrument 43–101 Standards of Disclosure for Mineral Projects which incorporates the definitions and guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the “CIM Standards”) on Mineral Resources and Mineral Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.

Mineral Resource, Measured Mineral Resource, Indicated Mineral Resource, Inferred Mineral Resource

The Terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this Annual Information Form are Canadian mining terms as defined in accordance with National Instrument 43–101 Standards of Disclosure for Mineral Projects under the Guidelines set out in the CIM Standards.

Under CIM Standards, Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Mineralized Deposit	A mineralized body which has been delineated by drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s).
opt	Ounces per ton.
Ore	Naturally occurring material from which minerals of economic value can be extracted.
Paleozoic	The era of geologic time from 570 to 225 million years ago, from the end of the Precambrian to the beginning of the Mesozoic.
Placer	A surficial mineral deposit formed by mechanical concentration of mineral particles from weathered debris.
Porphyry	An igneous rock characterized by visible crystals in a fine–grained matrix.
Resistivity	A geophysical technique which measures the electrical resistivity between a set of spaced electrodes to generate a profile of subsurface geology.
Sedimentary Rock	Rock formed by the process of erosion and deposition.
Sericitization	A hydrothermal or metamorphic alteration process involving the introduction of, or replacement by, sericite muscovite.
Silicification

Alteration process involving the introduction of, or replacement by, silica, generally resulting in the formation of fine–grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.

Stockwork	A three–dimensional network of closely spaced planar to irregular veinlets.
Tertiary	The first period of the Cenozoic, after the Cretaceous and before the Quatenary, thought to begin about 65 million years ago.
Tuff	Consolidated or cemented volcanic ash. Sometimes used as a general term for all consolidated pyroclastic rocks.
Volcaniclastic	Refers to fragments derived from volcanic sources (which may be transported some distance from their place of origin.)

REFERENCE INFORMATION

Unless otherwise noted or the context otherwise indicates, “Corporation” refers to Minefinders Corporation Ltd. alone, and “the Company”, “we”, “us”, “our” and “our company” refers to Minefinders Corporation Ltd. and its subsidiaries.

Unless otherwise noted, the information contained in this Annual Information Form is given at the date of this Annual Information Form.

CORPORATE STRUCTURE

The Corporation was incorporated by articles of incorporation under the laws of the Province of Ontario on February 4, 1975, under the name “Twentieth Century Explorations Inc.”. On May 10, 1979, the Corporation changed its name from “Twentieth Century Explorations Inc.” to “ Minefinders Corporation Ltd.”.

Our head and principal office is located at Suite 1820 – 701 West Georgia Street, Vancouver, British Columbia V7Y 1C6. Our registered and records office is located at Suite 1100 – 200 King Street West, Toronto, Ontario M5H 3T4. We also maintain an exploration office in Reno, Nevada, United States of America.

We have four subsidiaries, all of which have only issued voting securities. The following table lists our principal operating subsidiaries, their jurisdiction of incorporation and our percentage ownership of the voting securities:

Table 1: Principal Operating Subsidiaries

Name	Place of Incorporation	Percentage Ownership
Minera Minefinders S.A. de C.V.	Mexico	100%
Compania Minera Dolores S.A de C.V.	Mexico	100%
Minera (U.S.A.) Inc.	Nevada	100%
Minefinders (Mexico) Inc.	Delaware	100%

Our operations in Mexico are carried on through Minera Minefinders S.A. de C.V. (“Minera”) and Compania Minera Dolores S.A. de C.V. (“Minera Dolores”) and in the U.S.A., through Minefinders (U.S.A.) Inc. Minefinders (Mexico) Inc. is currently inactive.

We are a reporting issuer in British Columbia, Alberta, Ontario and Québec and our common shares are listed for trading on the TSX Exchange under the symbol “MFL” and quoted on the NASD Over–the–Counter Bulletin Board under the symbol “MNEFF”.

GENERAL DEVELOPMENT OF THE BUSINESS

We are engaged in the exploration of precious and base metal properties. Interests in these properties are currently held directly and indirectly and through leases, options and working interests. The Company’s assets are located in Mexico and the U.S.A. The Company’s principal mineral property interest is the Dolores Property located in Chihuahua, Mexico. The Company’s other significant properties include the Northern Sonora Property, which includes the La Bolsa gold deposit and the El Malacate project and more than a dozen other prospects (including the La Reserva/El Correo Property) at various levels of exploration located in Sonora, Mexico. Other mineral property interests of the Company include the Clear, Dottie and Gutsy/Buckskin Mountain Properties in Nevada, the Oro Blanco Property in Arizona and the San Antonio Property in Zacatecas, Mexico. The Company also has mineral property interests in Québec, Canada, but has no active exploration projects in Canada.

Over the three year period ended October 31, 2002, we completed an additional 6,000 metres of infill drilling on the Dolores deposit, re–assayed 9000 drill intercepts for silver using multi–acid digestion, completed an independent audit of the measured, indicated and inferred resource contained in the Dolores deposit and completed several private placement financings raising more than $13 million. In June of 2002, we initiated a 30,000 metre drilling program, which is designed to bring the Dolores property to final feasibility over the next 12 months, and lead to a production decision. At the earliest, production is not anticipated to commence on the Dolores deposit until late 2004 or early 2005. During this period, we also conducted extensive exploration of the Northern Sonora properties, which led to a US$327,714 investment by Placer Dome Exploration Inc. (“Placer Dome”) for drilling programs in 2002. Exploration activities will continue on the Company’s other properties over the next 12 months with additional drilling planned for the Northern Sonora properties in early 2003.

Significant Acquisitions and Dispositions

There were no significant acquisitions or dispositions made by the Company during its most recently completed financial year.

Background and Trends

As the Company is a mineral exploration and development company with no producing properties, the information required by this sub–item is inapplicable. The Company’s management believes that gold and silver prices will continue to firm up over the next several years and that the Company will benefit from rising precious metal prices.

NARRATIVE DESCRIPTION OF THE BUSINESS

Overview

The information provided hereunder has been prepared by Mark H. Bailey, M.Sc., P.Geo., President of the Corporation, who is a “qualified person” as defined in National Instrument 43–101 – Standards of Disclosure for Mineral Projects(“NI 43-101”).

We are a mining exploration and development company. Our principal properties are the Dolores Property and the Northern Sonora Property (which includes the La Bolsa deposit and the El Malacate project) as well as more than a dozen other projects including the La Reserva/El Correo group of claims. All of these properties are without a known body of commercial ore. Our activities on these properties to date have been exploratory in nature. There is no surface plant or equipment on any of these properties.

Since November 1995, we have been actively working on the Dolores Property completing aerial photos and topography, satellite imagery, road construction and infrastructure development, surface mapping, surface sampling, underground sampling, geophysics and drilling. Results from these efforts have led to the discovery of a major epithermal gold and silver deposit.

The La Bolsa mineralized system on the Northern Sonora Property was discovered and staked in 1994 by our personnel and a first phase exploration drilling program was completed in 1996, producing an independent mineralized deposit estimate of up to 122,000 ounces gold equivalent (oz Au eq). Additional drilling was completed in 1998 and since then work has been suspended pending an increase in gold prices or a substantial cash influx. Exploration continues on the El Malacate project covering a portion of the Northern Sonora Property including the completion of nine widely spaced drill holes during 2002. Work on the other northern Sonora mineral claims from 1996 through 2002 has led to the discovery of twelve additional gold–silver mineralized systems and several porphyry copper related base metal systems.

The Company also has interests in a number of secondary properties. Detailed mapping and sampling conducted over the past five years has defined anomalous gold zones on the San Antonio Property in Zacatecas, Mexico, where an initial drilling program is proposed to confirm and test the down dip extension of this gold mineralization. In addition, we have interests in the Gutsy/Buckskin Mountain Properties, Nevada, U.S.A., the Clear Property, Nevada, U.S.A., the Dottie Property, Nevada, U.S.A., the Oro Blanco Property, Arizona, U.S.A. and the Dubuisson Property, Val d’Or, Québec. The Company’s interest in the Dubuisson Property consists only of a 2% net royalty interest.

PRINCIPAL PROPERTY – THE DOLORES PROPERTY

For a full report on the Company’s principal property, the Dolores Property, see the report prepared for the Company by Pincock Allen & Holt (the “PAH Report”) entitled “Audit of Resources of the Dolores Gold–Silver Project Chihuahua, Mexico”, dated December 2, 2002, which was filed concurrently on SEDAR with this Annual Information Form.  The PAH Report was authored by George Armbrust and Robert Sandefur who are both “independent qualified persons” as defined in NI 43-101.  The PAH Report is incorporated herein by reference and a brief summary of the information provided in the PAH Report is provided below.

The Company’s current primary focus is on the Dolores Property in respect of which a drilling and feasibility study is underway. The Dolores Property is a structurally–controlled, gold–silver deposit located within a sequence of volcanic rocks. Gold and silver mineralization identified at surface occurs within a zone over 4,000 metres long and 1,000 metres in width at elevations that range from 1,400 metres to 1,700 metres above sea level. Mineralization has also been investigated to the depth of drilling at 1,250 metres elevation or over 450 metres of vertical extent.

Description and Location

The Dolores Project is located in the Sierra Madre Occidental Range of northern Mexico at geographic coordinates 29 degrees north latitude, 108 degrees 32 minutes west longitude, in the westernmost part of the State of Chihuahua. A property location map is shown in Figure 1 and a land status map is shown in Figure 2. The project area is approximately 250 kilometres west of the city of Chihuahua.

The Corporation, through its 100% owned Mexican subsidiary, Minera Dolores, has a controlling interest in the Dolores mineral concessions and surface rights covering the project area. Minera executed a Mining Exploration, Exploitation and Unilateral Promise of Sale Agreement with Liebano Saenz Ortiz (“Saenz”), the owner of seven exploitation concessions comprising a total of 1,920 hectares covering the core of the Dolores Mining District. This agreement was subsequently assigned to Minera Dolores. Minera can earn a 100% interest in these concessions by paying a total of US$1.5 million in cash payments at the rate of US$25,000 each calendar quarter. Through September 2002, the Company has paid a total of US$942,000. A Net Smelter Return (NSR) royalty of 2% on gold and silver is payable to Saenz upon commercial production and an additional 1.25% NSR on gold only is payable to another party. Two peripheral mineral concessions (Silvia and Dolores) were staked by the Corporation bringing the total area of concessions to 27,700 hectares.

The Dolores Property consists of the nine concessions described in Table 2, comprising a total of 27,700 hectares. All environmental permits are current and in order and allow the Company to conduct exploration of the Dolores Property through to the actual permitting for a mine site. In addition to permits allowing the Company to construct all access and drill roads necessary to complete the development drilling now underway, the Company has permits for the use of a nearby landing strip. The Company has also negotiated surface rights agreements with the Ejido Huizopa and certain individual members of the Ejido for access and right to conduct all exploration activities on the property up to and including all mining operations that may occur on these lands as a result of these exploration activities.

Figure 1: Property Locations

Table 2: Dolores Property Mining Concessions

Concession Name	Title No.	Area (hectares)	Expiry Date
Silvia	201857	2,866	August 20, 2052
Real Cananea	184981	394	December 12, 2039
Real Cananea Uno	184982	180	December 12, 2039
San Judas Tadeo	184983	150	December 12, 2039
Alma Maria	191728	6	December 18, 2041
Ampliacion Real Cananea	184984	350	December 12, 2039
Ampliacion Real Cananea Uno	184985	360	December 12, 2039
Ampliacion Real Cananea Dos	184986	480	December 12, 2039
Dolores	206344	22,914	December 4, 2003
Total Area		27,700

Eight of the nine concessions have been granted exploitation status. Taxes are due every six months, in January and July, on all concessions. Taxes paid in July 2002 totalled 457,664 Pesos (approximately US$48,000). Annual assessment work is required for exploration concessions and work expenditures to date, which can be carried forward, will cover the concessions for the next five years.

Gold and silver mineralization, identified at surface, occurs within a zone over 4,000 metres long and 1,000 metres in width and has been intersected in drilling to depths of over 450 metres below the highest topographical elevation. Historic underground mining was carried out along three main, sub–parallel structures that occur both within and beyond the resource study area. Figure 2 below illustrates the location of the known mineralized zones, the mineral resource area and concession boundaries.

Dolores Resource Area
Surface Gold Anomaly
Concessions under Option
Minefinders concessions
Concession Area:
280 square miles

Figure 2: Dolores Property Mineral Concessions and Mineralized Areas

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project area is approximately 250 kilometres west of the city of Chihuahua and is accessed from the town of Madera (pop. +/– 35,000). Madera is linked by paved highway and railway with the rest of Mexico and the United States. The 87 kilometre, 3.5 hour trip to Dolores from Madera by vehicle is mostly along narrow, winding and rough gravel logging roads.

The climate in the area is semi–arid with average annual precipitation of approximately 25 cm. Most of the precipitation falls during the wet season lasting from July to mid September. Temperatures range from –10 degrees Celsius in winter to 45 degrees Celsius in summer. Exploration can be undertaken throughout the year.

The local economy is supported mainly by cattle ranching, logging and subsistence level farming. Unskilled labour is available at several villages within the area. Water for drilling is available from a local reservoir, from flooded historic underground mine workings and the nearby Rio Tutuaca. Surface rights to all known mineralization, areas suitable for potential waste disposal, tailings, storage, heap leach pads and plant sites are held by the Company.

The project area is serviced by narrow, winding, rough roads. A network of roads to provide access for drilling has been established on the property. Most modern services are available at Madera.

Site topography is characterized by moderately rugged terrain with elevations ranging from 1,200 metres above sea level, at the Rio Tutuaca, to 2,000 metres, at the Mesa Aterrizaje.

The mountaintops are covered with pine, while vegetation in the valleys consists mainly of thorny shrubs and cactus. Active, intermittent stream erosion has resulted in the formation of deep V–shaped valleys throughout the area.

History

Mining activity in the area of the Dolores Property is believed to have started with placer mining circa 1860. In 1898, organized lode mining is reported to have begun in the area. By 1915, a power line had been installed from Madera, and processing was accomplished by pulverizing the ores in 25 stamp mills and recovering gold and silver in a cyanide leach and zinc precipitate circuit. Records from 1922 through 1929 indicate that the property was producing nearly 50,000 tonnes per year until the mill was destroyed in a fire in early 1929. Only sporadic high–grade production occurred during 1929 to 1931, and there are no records of any production since that time.

The Company began acquiring a land position in the district in 1993 and initiated a preliminary surface exploration program to evaluate the district’s mineral potential. Between 1996 and 2001, the Company completed more than 61,000 metres of drilling, including approximately 136 core holes totalling 32,048.8 metres and approximately 155 reverse circulation holes totalling 29,392.2 metres. Detailed geologic mapping of approximately six square kilometres and widespread reconnaissance mapping and sampling covering 12 square kilometres have been combined with ore microscopy, metallurgical study, petrographic analysis and geochemical studies to form the data base. Geophysical surveys, including 14,900 line metres of induced polarization, resistivity, and magnetic surveys, as well as base–line environmental studies, were also completed during this period. Since July of 2002, the Company has completed an additional 11,000 metres (3,500 metres RC and 7,500 metres core) of a planned 25,000 – 30,000 metre drilling program for 2002.

Table 3 below shows the historical production of the Dolores Mining District for the years 1922 to 1931. The accuracy of this information is unknown to the Company.

Table 3: Recorded Production from the Dolores Mining District

Year	Tons Mined	Average Grade (gm/ton)		Average Grade (oz/ton)		Contained Kilograms		Contained Ounces	
		Au	Ag	Au	Ag	Au	Ag	Au	Ag
1922	63,494	*6.1	*635	0.18	18.52	*388.5	*40,313.8	12,492	1,296,088
1923	65,885	6.8	559	0.20	16.30	451.0	36,862.0	14,500	1,185,113
1924	54,005	*8.4	*527	0.24	15.37	*451.0	*28,471.3	14.501	915,351
1925	51,261	*9.6	*505	0.28	14.73	*492.7	*25,862.1	15,841	831,466
1926	48,523	12.7	548	0.37	15.98	606.0	25,718.0	19,483	826,834
1927	42,082	12.5	554	0.36	16.16	***526.0	***23,313.4	16,912	749,526
1928	38,146	12.5	400	0.37	11.67	478.0	15,250.0	15,368	490,288
Mill burned in early 1929, subsequent higher grade ore shipped off property for milling (?)									
1929	1,306	24.6	872	0.72	25.43	32.0	1,140.0	1,029	36,651
1930	3,686	**30.7	**1671.5	0.90	48.75	118.0	6,153.0	3,794	197,819
1931	3,384	**27.6	**1458.2	0.81	42.53	**93.4	***4,934.5	3,004	158,646
Total/ weighted average									
	371,771	**9.8**	**563**	**0.286**	**16.26**	**3,636.7**	**208,018.1**	**116,921**	**6,687,782**

* Back calculated from production using 96% recovery for Au and 87% recovery of Ag (Average recoveries listed in annual reports)

** Weighted average from several ore shipments

*** Calculated from Tons Mined and Average Grade

Sources: Anuario de Estadistica Minera, 1922, 1923, 1926, 1927, 1928, 1929 and 1930, 1931. Annual reports

Geology

The Dolores deposit is a structurally–controlled, gold–silver deposit, located within a sequence of volcanic rocks composed primarily of andesite flows, flow breccias, and tuffs, which are overlain by latite volcaniclastic breccias. A variety of intrusive bodies are coeval with the volcanic sequence, the most common being dikes of latite composition which generally strike in a NNW direction.

The dominant structural features are regional, sub–parallel, NNW–trending faults, which dip steeply to the west. Continued down–to–the–west offset within this structural set is believed to have caused the development of a series of dilational conjugate faults between the primarily parallel to sub–parallel faults. These faults are believed to have been influential during the mineralizing event and locally may help to explain the geometry of the mineralization.

Gold and silver mineralization identified at surface occurs within a zone over 4,000 metres long and 1,000 metres in width at elevations that range from 1,400 metres to 1,700 metres above sea level. Mineralization has also been investigated to the depth of drilling at 1,250 metres elevation or over 450 metres of vertical extent.

Precious metal mineralization at depth occurs in relatively narrow, 5 to 10 metre wide stockwork or mineralized fracture zones that often occur along, but not confined to, intrusive contacts. Bonanza grades are common in these feeders and may range from 10 to over 30 grams per tonne gold and 300 to over 1,000 grams per tonne silver.

At intermediate levels in the system, mineralized feeders widen into breccias containing druzy cavities, comb structures, crustifications and symmetrical banding in silica veins and veinlets. Strong hydrothermal brecciation is common and frequently overprints areas of original tectonic breccia and/or fractures.

The upper extent of widespread mineralization is generally confined to a few tens of metres above the contact of the latitic volcaniclastic tuffs with the underlying intermediate andesitic volcanics. It is likely that high porosities and permeabilities resulted in dispersal and lateral migration of hydrothermal fluids at the volcaniclastic contact with concimitant cooling generally restricting ascension of hydrothermal fluids.

For more details on the geology on the Dolores Property, see section 3 of the PAH Report, which is incorporated herein by reference.

Exploration

The Company acquired its right to explore the Dolores Property in 1993 and initiated a preliminary surface exploration program to evaluate the district’s mineral potential. Between 1993 and August 1994, several reconnaissance visits by Company personnel and various consultants resulted in the collection of several hundred rock chip samples, including surface grab and channel samples. Since November 1995, the Company has actively worked on the Dolores Property, resulting in the discovery of a significant gold and silver deposit.

Exploration efforts have included reconnaissance and detailed surface mapping, channel sampling on surface and in accessible old underground workings. A total of 291 holes for 61,441 metres, providing 36,461 samples have been drilled on the Dolores Property as of April 2002. An additional 35 drill holes for 11,000 metres have since been completed as part of the current 25,000 to 30,000 metre drill program.

Work on the property was carried out by professional geologists employed by the Company and a number of independent consulting geologists and engineers. The principal outside independent consultants were H. J. Choates and W.E. Brereton, of MPH Consulting Limited; McClelland Labs of Reno, Nevada; Golder and Associates of Tucson, Arizona; Mine Development Associates of Reno, Nevada; MRDI Canada; SRK Canada; J. Nilsson, P. Eng; and Pincock Allen & Holt of Denver, Colorado.

Drilling

Since the start of the first phase of drilling in August 1996, more than 72,000 metres of drilling in 321 holes have been completed to date. Diamond drill holes amounting to more than 40,000 metres in 151 holes and 170 reverse circulation drill holes for 33,000 metres constitute the drilling database.

Of the total holes drilled, 262 holes were drilled within the resource area and were used in the resource calculation. Two holes were lost and six holes were water well and water test wells. Fifty-one holes were drilled to test targets peripheral to the resource area; three were drilled on the La Bohemia target, 18 tested the East Dike target, 13 tested the Norte and north end of the East Dike target, 16 were drilled on the Sur Zone and one hole was drilled on the La Central target.

Reverse circulation holes were sampled at 1.52 metre intervals. One–half of the sample was sent to the lab for assay and one–half was placed in storage for future reference.

Through 2001, a total of 36,461 samples were assayed and compiled into a database.

A first phase of diamond drilling was carried out by the Company between August and December 1996, with 6,609 metres of HQ/NQ core recovered in 30 holes. Most of the drill holes encountered significant gold and silver mineralization over substantial widths along a 1,000 metre strike length within the Chabacan target area. One of the better intersections in D96–22 averaged 2.64 g/t gold and 116.2 g/t silver over 29.8 metres.

A second phase of drilling commenced in January 1997 and ended in February 1997. At the end of this program, 45 diamond drill holes totalling 10,115 metres had been completed since initial drilling started in August 1996. The second phase drilling tested a 2,000 metre strike length south of the Chabacan main zone. The best drill hole, D97–36, intersected 96 metres averaging 2.00 g/t gold and 32.2 g/t silver.

A third phase drill program was initially carried out under the direction of Echo Bay Mines Ltd. (“Echo Bay”) staff and later managed by Company personnel. The drill program consisted of infill drilling to confirm the existing resource and step–out drilling to expand the resource to include the Hondo and Chabacan target areas.

All of the infill holes drilled during this phase intersected potentially economic grade gold and silver mineralization and confirmed continuity of the main zone deposit over a strike length of 2,000 metres. All holes were drilled at angles of –450 to –750 and directed to test the down–dip extension of outcropping surface gold and silver mineralization to depths of 350 metres (see Figure 3).

Figure 3: Representative Drill Section with General Geology and Highlighted Assay Intervals

In August 1997, an independent resource was calculated by Humbolt Mining Services, based on 107 drill holes. A drill indicated and inferred resource was estimated at 27.84 million tons with an average grade of 0.038 oz/ton (1.3 g/t) gold and 1.38 oz/ton (47.3 g/t) silver at a 0.015 oz/ton gold cut–off.

In September 1997, Echo Bay completed a 56 hole drill program with all holes intersecting significant gold and silver mineralization. In October 1997, the Company reacquired the Dolores Property and continued with the phase–one feasibility study initiated by Echo Bay that included column leach testing, environmental base line studies and a preliminary geotechnical study.

In June 1998, MRDI Canada provided an updated resource calculation as part of a pre–feasibility scoping study. The calculation was based on 160 drill holes totalling 35,000 metres of drilling over 1,800 metres of strike length. Using a 0.5 g/t cut–off and uncapped gold equivalent, the following resource was calculated.

Indicated	23,912,000 tonnes of 1.45 g/t Au Eq.
Inferred	30,385,000 tonnes of 1.245 g/t Au Eq.
Total	54,297,000 tonnes of 1.338 g/t Au Eq.

In September 1998, additional infill drilling was completed on the main zone at 25 metre centres along the 1,800 metre strike length. Incorporating the latest drill results, an updated resource calculation by MRDI Canada was completed in November 1998, with indicated and inferred resources for the main zone deposit totalling 61 million tonnes grading 1.42 g/t gold–equivalent. All gold values were capped at 4.0 g/t and silver values were capped at 220 g/t. A cut–off grade of 0.5 g/t gold–equivalent was used. The data provided to MRDI Canada for the resource study included 238 drill holes (127 diamond drill and 111 reverse–circulation drill holes) totalling 52,898 metres. The drill holes extended over 2,800 metres of strike length and 1,000 metres across strike.

From January to March 2000, a program of infill drilling confirmed the continuity of high–grade gold and silver mineralization occurring within feeder structures surrounded by a broad zone of disseminated mineralization. The high–grade feeder structures extend for over 4,000 metres along strike and have been drill–tested to depths of up to 300 metres. Some of the best results from the 2000 drill program came from hole D00–R140 drilled on section 2175. The drill hole averaged 1.24g/t gold and 61.7g/t silver over 236 metres. A 15.2 metre section within this zone averaged 11.52g/t gold and 707.7g/t silver.

In August of 2002, Pincock Allen & Holt completed an independent audit of the resource data base (compiled through April 2002) and the measured, indicated and inferred resources previously reported for the Dolores deposit. This audit resulted in the resource table re–produced below under the section “Mineral Resource and Mineral Reserve Estimates”.

Since June of 2002, a drilling program, consisting of approximately 25,000 to 30,000 metres of infill and stepout drilling has been underway. This drilling program is designed to bring the main zone resource to a final feasibility and to expand the mineralized potential of the district. Results from this program will be incorporated into revised resource models and mine planning, which will be incorporated into an independently engineered feasibility study.

Mineralization

Gold and silver mineralization identified at surface occurs within a zone over 4,000 metres long and 1,000 metres in width at elevations that range from 1,400 metres to 1,700 metres above sea level. Mineralization has also been investigated to the depth of drilling at 1,250 metres elevation or over 450 metres of vertical extent.

Precious metal mineralization at depth occurs in relatively narrow, 5 to 10 metre wide stockwork or mineralized fracture zones that often occur along, but are not confined to, intrusive contacts. Bonanza grades are common in these feeders and may range from 10 to over 30 g/t gold and 300 to over 1,000 g/t silver. Precious metal values are contained within native gold, native silver, electrum, silver sulfides and silver sulfosalts. Feeders also contain quartz, sericite, pyrite (locally oxidized to limonite), with lesser amounts of epidote, chlorite, calcite, fluorite, galena, sphalerite, and occasional chalcopite.

At intermediate levels in the system, mineralized feeders widen into breccias containing druzy cavities, comb structures, crustifications and symmetrical banding in silica veins and veinlets. Strong hydrothermal brecciation is common and frequently overprints areas of original tectonic breccia and/or fractures. Pervasive silicification of the country rock and multiphase veining in both breccias and stockwork zones show strong correlation with high grade gold and silver mineralization, with lower grade material occurring between the feeders. Mineralization at this level also occurs within localized zones of intense propylitic alteration that may occur adjacent to the most strongly mineralized areas within the deposit.

The upper extent of widespread mineralization is generally confined to a few tens of metres above the contact of the latitic volcaniclastic tuffs with the underlying intermediate andesitic volcanics. It is likely that high porosities and permeabilities resulted in dispersal and lateral migration of hydrothermal fluids at the volcaniclastic contact with concomitant cooling generally restricting ascension of hydrothermal fluids. Alteration extends laterally for several hundred metres along and above the contact in a generally silicified, broken, brecciated, and variably argillized subhorizontal layer. This altered layer contains anomalous mercury, arsenic, and antimony throughout its extent. Ore grades of mineralization locally persist beyond tens of metres into the overlying tuff units but are restricted to narrower zones of fracturing. In the highest exposures of the central dome area, low–grade mineralization from 40 to 100 parts per billion (ppb) gold is known to occur within small discontinuous pods of chalcedonic to opalescent vein material.

The episodic nature and variable intensity of mineralizing activity has commonly resulted in overprinting of several features, including the formation of quartz stockworks along intrusive contacts, flooding of tectonic breccias with hydrothermal silica, silicification and dissemination of mineralization peripheral to structures, re–brecciation and precipitation of stockwork quartz in several phases, and hydrothermal brecciation that overprints original tectonic features. Oxidation throughout the area of the deposit is highly variable. Oxidation has been observed to the depth of drilling, particularly within the larger fracture zones, yet sulfides are also known to occur at surface in various localities of the property. The majority of the deposit can be classified as mixed oxide/sulfide with smaller percentages of totally oxidized material occurring along structures and near surface, with progressively increased sulfide content found at depth.

Sampling and Analysis

Rock Chip Sampling and Soil Sampling

Since 1993, in excess of 11,800 rock chip samples have been taken across zones of mineralization at the Dolores Property. Continuous rock chip samples were collected over five metre sample lengths (84% of total samples) along sample lines laid out perpendicular to the 330 degree strike of the altered, silicified and mineralized rock exposures.

Each sample site was flagged and marked with an aluminum tag. Soil samples were taken along those portions of the lines covered by overburden. A total of 1,800 soil samples were collected and analyzed. A surveyed baseline and grid lines spaced at 50 metre intervals were established for control of the rock chip and soil sampling.

The area covered by the sampling program was approximately six square kilometres.

All samples were collected from the Dolores site by ALS Chemex Laboratories (“Chemex”) or Bondar–Clegg personnel and taken to a sample preparation lab at either Chihuahua or Hemosillo.

The soil samples were dried and sieved to –80 mesh. The –80 mesh portion was sent to the Chemex lab in Vancouver, British Columbia. A 30 gram subsample was then analyzed for gold by fire–assay with an atomic absorption (AA) finish. Silver values were obtained by aqua–regia digestion followed by AA analysis.

For rock chip samples, a 30 gram sub–sample for gold analyses was used for fire–assay with an AA finish. Silver analyses were obtained by AA (background corrected) assay following aqua–regia digestion. One kilogram pulps were prepared, instead of the normal 0.2 kg pulps, after comparative analyses indicated the large sample size ensured greater sample assay consistency.

The rock chip and soil sampling programs were supervised by experienced, professional geologists. The samples taken are considered to be of acceptable quality and representative of the mineralization exposed at the sample sites. The sample results are considered to be reliable since all analyses were performed at well known reputable laboratories with quality control procedures in place.

Core Sampling and Reverse–Circulation Sampling

All core was carefully logged in a thorough manner by experienced, professional geologists in keeping with industry standards and mineralized sections were photographed before sampling. The mineralized sections were marked for sampling according to changes in rock type, changes in character and quantity of the mineralization and at structural contacts. As a result, core sample lengths are variable. Where there are no lithological or structural changes, sample intervals are typically two metres in length. All mineralized core was then split by core–splitter with one–half of the core placed in plastic or cloth sample bags along with a sample tag number and securely fastened. The other one–half was replaced in the core trays and stored in core racks on the property.

Reverse circulation holes were sampled at 1.52 metre intervals. One–half of the samples, weighing from 12 to 16 kg, were sent for assay and the other one–half was placed in storage at the site for future reference. Core samples from drilling programs carried out by the Company were sent to the same Chemex lab that was used to process rock chip samples and the same preparation, assaying and quality control procedures were applied.

Quality Control

Quality control of assay data at the Dolores Property was ensured through a monitoring program (set up by an independent geochemist, Dr. Lovestrom, hired by Echo Bay) that included use of prepared gold–silver standards, blank samples, check analyses, duplicate analyses by alternate labs, and metallic screen analyses. A total of more than one out of every ten samples were a part of the quality assurance database and all geochemical analyses were performed at ALS Chemex Laboratories, a well known, industry–standard geochemical laboratory. Quality assurance was provided by check assays processed at Bondar–Clegg labs, Vancouver, B.C.

2001 Dolores Silver Reanalysis Program

During the summer of 2001, the Company discovered that silver grades for certain samples from the Dolores Property were underestimated by the aqua–regia digestion assay techniques which had been used. It is considered likely that the under–reporting of grade is related to the presence of silver halide minerals in Dolores ores, possibly as a result of secondary enrichment of silver.

Selection of Samples

After initial check assays showed a significant increase in silver grades using multi–acid digestion techniques, an extensive silver reanalysis program was undertaken by the Company. Approximately 8,880 samples were reanalyzed. The samples selected for reanalysis were primarily consistent runs of greater than 10 g/t silver, or runs which had greater than 5 g/t silver along with significant amounts of gold.

Chain of Custody and Sampling issues

Splits were pulled from pulp material previously prepared by Chemex in Chihuahua and Hermosillo. About 35% of the material was stored at Chemex’s Chihuahua facility, with the remainder being stored at Minefinders’ Chihuahua warehouse. All sample retrieval and preparation was carried out by Chemex personnel. Approximately 400 drill samples and 100 underground samples were not found at either location, and are not incorporated in the data set.

Samples which had previously been fire–assayed were included in segments for rerun. It was not expected that there would be a significant change in these results, but they serve as an excellent check on the multi–acid digestion technique. Samples which returned a below detection limit result (<1 g/t Ag) with multi–acid digestion are ignored, because the aqua–regia technique is considered more accurate at these grades.

Results

For the drill samples submitted, there is a significant increase in the contained silver results using multi–acid digestion for oxidized material, with a more moderate increase for material categorized as mixed or sulfide. The most dramatic increases in silver grade were found in various peripheral zones that surround the main deposit, but the improvement in silver grades throughout the resource will increase the overall resource. The samples analyzed by fire–assay show excellent agreement with the multi–acid results, which provides confidence in the multi–acid technique for Dolores ores. See “Mineral Resource and Mineral Reserve Estimates” below.

Mineral Resource and Mineral Reserve Estimates

On August 19, 2002, Pincock, Allen & Holt (“PAH”) presented its initial report entitled “Audit of Resources at the Dolores Gold–Silver Project, Chihuahua, Mexico”. This initial report was subsequently re–written to comply with the requirements of National Instrument 43–101 and it is this report (the “PAH Report”) of the same title, dated December 2, 2002 that this Annual Information Form incorporates by reference. There are no mineral reserve estimates at this stage. The measured, indicated and inferred resources for the Dolores Property, at cut–off grades of 0.3, 0.5, 0.6, 0.7, 1.0, 1.5, 2.0 and 3.0 gpt Au Eq are taken from the PAH Report and shown in Table 4 below. This resource estimation is based on construction of geological and computer block models, and variographic analysis. The Metric System is used in this analysis. Tonnes are stated as metric tonnes of 1,000 kg. Gold and silver grades are reported in grams per tonne (gpt).

Table 4: Measured, Indicated and Inferred Resources

Dolores Project, PAH Measured Resource
Cutoff	TONNES	GOLD	GOLD	SILVER	SILVER	Aueq grade	Aueq
gpt Aueq	(1000’s)	gpt Au	Ounces	gpt Ag	Ounces	gpt Aueq	Ounces
3.0	2,960	3.743	356,300	183.5	17,467,200	6.802	647,400
2.0	5,337	2.706	464,400	135.6	23,269,600	4.966	852,200
1.5	7,986	2.138	549,000	109.0	27,973,500	3.954	1,015,200
1.0	12,147	1.649	643,900	85.0	33,191,400	3.066	1,197,100
0.7	16,415	1.344	709,500	69.8	36,859,600	2.508	1,323,900
0.6	18,614	1.230	736,100	64.0	38,298,300	2.297	1,374,500
0.5	21,487	1.107	764,500	57.8	39,960,100	2.071	1,430,500
0.3	29,980	0.857	826,300	45.0	43,384,100	1.607	1,549,400
Dolores Project, PAH Indicated Resource
Cutoff	TONNES	GOLD	GOLD	SILVER	SILVER	Aueq grade	Aueq
gpt Aueq	(1000’s)	gpt Au	Ounces	gpt Ag	Ounces	gpt Aueq	Ounces
3.0	3,897	3.202	401,200	196.9	24,669,300	6.484	812,300
2.0	7,512	2.277	549,800	144.3	34,838,100	4.681	1,130,400
1.5	11,043	1.853	657,800	116.8	41,455,500	3.799	1,348,700
1.0	15,994	1.481	761,300	94.1	48,405,500	3.050	1,568,100
0.7	21,189	1.227	835,600	78.2	53,303,100	2.531	1,723,900
0.6	24,363	1.113	872,000	70.9	55,509,000	2.294	1,797,100
0.5	28,598	0.993	912,700	63.1	58,041,100	2.045	1,880,100
0.3	41,524	0.750	1,001,900	47.7	63,645,700	1.545	2,062,700
Dolores Project, PAH Measured + Indicated Resource
Cutoff	TONNES	GOLD	GOLD	SILVER	SILVER	Aueq grade	Aueq
gpt Aueq	(1000’s)	gpt Au	Ounces	gpt Ag	Ounces	gpt Aueq	Ounces
3.0	6,857	3.436	757,400	191.1	42,136,400	6.622	1,459,700
2.0	12,849	2.455	1,014,200	140.7	58,107,600	4.799	1,982,600
1.5	19,029	1.973	1,206,800	113.5	69,429,000	3.864	2,364,000
1.0	28,141	1.553	1,405,200	90.2	81,596,900	3.056	2,765,200
0.7	37,604	1.278	1,545,100	74.6	90,162,700	2.521	3,047,800
0.6	42,977	1.164	1,608,100	67.9	93,807,200	2.296	3,171,600
0.5	50,085	1.042	1,677,300	60.9	98,001,100	2.056	3,310,600
0.3	71,504	0.795	1,828,200	46.6	107,029,800	1.571	3,612,000
Dolores Project, Inferred Resource
Cutoff	TONNES	GOLD	GOLD	SILVER	SILVER	Aueq grade	Aueq
gpt Aueq	(1000’s)	gpt Au	Ounces	gpt Ag	Ounces	gpt Aueq	Ounces
3.0	2,986	3.546	340,400	185.9	17,845,400	6.644	637,800
2.0	5,939	2.421	462,200	136.2	26,004,100	4.691	895,600
1.5	9,114	1.934	566,700	107.5	31,505,600	3.726	1,091,800
1.0	12,707	1.581	646,000	88.8	36,288,200	3.062	1,250,800
0.7	18,416	1.225	725,400	70.4	41,695,900	2.399	1,420,400
0.6	22,457	1.070	772,300	61.6	44,464,600	2.096	1,513,400
0.5	28,051	0.919	828,400	52.8	47,661,100	1.799	1,622,800
0.3	44,017	0.668	945,800	38.1	53,980,700	1.304	1,845,500

The resources in the Table 4 do not account for the material mined in the past. Historic production from the project area is reported as 371,771 tons (337,233 tonnes) at an average grade of 0.286 opt (9.8 gpt) gold and 16.26 opt (563 gpt) silver. Of this total, the Company estimates that about 80 % is within the area where resources have been estimated. PAH, in its report, concludes that 270,000 tonnes should be subtracted from the resource estimate at the average grade of the current resource estimate.

NORTHERN SONORA PROPERTY

The information provided hereunder has been prepared by or under the supervision of Mark H. Bailey, M.Sc., P.Geo., President of the Corporation and a “qualified person” as defined in National Instrument 43–101. The properties described below are not considered material to the Company due to the current book value of the properties. The Company does, however, consider these properties to be worthy of future exploration expenditures and has been conducting, and will continue to conduct, exploration work on each of the following properties.

Description and Location

The Northern Sonora Property is located in the northern part of Sonora State, Mexico. The Northern Sonora Property consists of the nine exploration concessions described below, comprising a total of approximately 16,591 hectares.

Table 5: Northern Sonora Property Concessions

Concession Name	Title No.	Area (hectares)	Expiry Date
Abe	202521	2,091	April 29, 2052
Oro Fino	202672	1,500	March 4, 2052
La Pistola	203245	1,698	June 14, 2002*
La Gloria	203719	1,087	September 26, 2002*
Los Adobes	203720	6,173	September 26, 2002*
El Ruido	203759	3,788	September 29, 2002*
El Callejon	211609	14	June 15, 2006
El Callejon 2	211623	20	June 22, 2006
El Manzanal	Awaiting Title	220
Total Area		16,591

*Filed for conversion to exploitation, awaiting new title

Approximately three areas of mineralization in separate geographic zones occur within the Northern Sonora Property: 1) the La Bolsa Property, in the northwest corner of the Northern Sonora concession block; 2) the El Malacate Caldera related gold mineralized area, in the central part of the concession block; and 3) base metal mineralization related to porphyry systems, in the eastern portion of the concession block, including the El Fierro and La Recompensa mineralized systems.

The Company has obtained all required permits to conduct exploration drilling on the La Bolsa and El Malacate projects through the next several exploration programs. The Northern Sonora Property is not subject to any environmental liabilities.

Climate, Accessibility, Local Resource Infrastructure and Physiography

The climate in the area is high desert, semi–arid with average annual precipitation of approximately 20 cm. Most of the precipitation falls during the wet season lasting from July to mid September. Temperatures range from 5 degrees Celsius in winter to 48 degrees Celsius in summer. Exploration can be undertaken throughout the year.

The local economy is supported mainly by cattle ranching, with the nearby city of Nogales, Mexico (population exceeding 1 million) providing most of the economy for the region. Skilled and unskilled labour is abundantly available from nearby Nogales. Water for drilling is available from local sources including ponds and water wells. Surface rights to all known mineralization, areas suitable for potential waste disposal, tailings, storage, heap leach pads and plant sites are held under agreements by the Company.

Site topography is characterized by low to moderately rugged terrain with elevations ranging from 1,000 to 1,800 metres above sea level.

Figure 4: Northern Sonora Properties

Nature of Transport

The project area is serviced by narrow, winding, dirt roads from Nogales. A network of roads to provide access for drilling has been established on several of the more advanced prospects located on the Northern Sonora Property. Modern services are available at Nogales, within 30 kilometres of most of the prospects.

Sampling and Integrity of Samples

We have taken more than 5,000 surface samples over the project area since 1994, drilled 72 holes at La Bolsa and nine holes at El Malacate, and completed extensive geological mapping and airborne geophysical surveys over the entire claim block. All assays were completed by either Bonder–Clegg or Chemex under the same quality assurance as those for the Dolores Property.

La Bolsa Property: Location and Access

The La Bolsa Property is located on the Abe concession in the northern part of Sonora State, Mexico, approximately 30 kilometres west of the Mexican city of Nogales, and 97 kilometres SSW of Tucson, Arizona. The property is best accessed from Tucson, by taking Highway I–19 approximately 110 kilometres south to Nogales. Access to the property from Nogales is by four wheel drive vehicle by a combination of paved and dirt roads.

History of Property

There is no known written information pertaining to the La Bolsa Property although historic pits, shafts, adits and exploratory trenches occur within the property. The greatest concentration of these are found on top of, and on the east flank of the main mineralized hill where an access tunnel, several shafts, and over half a dozen surface pits were dug to exploit high grade (to 0.48 opt gold and 8.3 opt silver) carbonate–rich breccias and veining.

Ownership

The La Bolsa Property was staked on behalf of Minera by a registered mineral surveyor and Minera is the registered owner of all the exploration concessions. Other than as imposed under Mexican mining law, the property is not subject to any underlying royalties or title encumbrances.

Although the Company is the registered owner of the mineral rights to the La Bolsa Property, the surface rights to much of the Abe Concession are owned by Roberto Pierson Suarez (“Pierson”). Terms for an exploration and exploitation surface rights agreement with Pierson (the “Pierson Agreement”) were accepted during the third quarter of 1997, and a final agreement was executed and filed with the appropriate Mexican authorities on October 13, 1997.

The Pierson Agreement has a term of 20 years and is renewable for an additional 20 years. Under the agreement, the Company is to pay Pierson annual rent of US$20,000, increasing by 10% per year, and an additional annual fee of US$200 for each Pierson–owned hectare that the Company actually encumbers as part of its mining operations for activities such as building roads.

The Pierson Agreement required the Company to pay a lump sum of US$94,400 upon execution of the agreement. This amount has been paid. This amount represents the sum of: 1) rent for activities prior to August 1996 of US$22,400 (the Company did not conduct activities on this property between August 1996 and October 1997); 2) rent for the first year of the lease term (October 13, 1997 through October 12, 1998) of US$38,000, which included a one–time signing bonus of US$10,000; and 3) rent for the second year of the lease term of US$34,000. These annual rental fees are calculated based on the assumption that the Company will encumber 40 hectares of Pierson–owned property during the first year of the lease term, and 60 hectares during the second year. In 1999, 2000, and 2001, the Company paid the annual rent and disturbance fee. The Company will continue to hold this property and advance it to a feasibility study as market conditions allow. In addition, the Pierson Agreement provides that the Company is to pay Pierson a one–time fee of US$500,000 for each mine that the Company puts into production on a Pierson–owned property.

Geology and Mineralization

The geological setting of the La Bolsa Property consists of Tertiary volcanic and sedimentary units shown to overlie or intrude Cretaceous and Jurassic sedimentary and volcanic rocks consisting of interbedded siltstone, sandstone, conglomerate, limestone, and rhyolite flows and tuffs.

Several Tertiary volcanic and volcaniclastic rock types have been identified on the property. Volcaniclastic and tuff beds are correlated to the lowermost units of the Tertiary Montana Peak Formation in the Oro Blanco Mining District of Arizona, located to the immediate north.

The La Bolsa Property is an 8.3 million ton deposit grading 0.025 oz/t gold and 0.254 opt silver. Mineralization and alteration is characterized by intense silicification, sericitization and quartz–calcite or quartz–adularia stockwork veining and brecciation hosted by volcaniclastic sediments and intermediate volcanic flows intruded by felsic dikes and plugs. Quartz–calcite veins up to 4.56 metres in width have been noted at the surface although most of the quartz–veining occurs as stockworks. Pink replacement textures have been described as potassic alteration or adularization but no pattern has been defined. The presence of pyrite is suggested by iron–oxide pseudomorphs and hematite and limonite along fractures. Carbonate veins and breccia zones are found throughout the mineralized La Bolsa Property.

Exploration Activity

The La Bolsa mineralized system was discovered and staked in 1994 by Company personnel while exploring the Hill of Gold prospect in the Oro Blanco Mining District (Arizona) adjacent to the international boundary. Further prospecting, mapping and rock geochemical sampling (1,200 samples) outlined a coincident gold–silver anomaly which extends for about 800 metres and averages about 120 metres in width. Approximately 994 metres of surface trench rock sampling by the Company produced significant values, including 125 metres averaging 1.10 g/t gold in Trench 95–1 and 152 metres averaging 1.10 g/t gold along sample line 1000S. During late 1995 and early 1996, 42 reverse circulation drill holes totalling 4,835 metres and 7 HQ/NQ diamond drill holes totalling 614.5 metres were completed.

In mid–1996, the Company retained Mine Development Associates (“MDA”) to undertake an independent preliminary resource estimate for the La Bolsa Property, and Hazen Research Inc. (“Hazen”) to conduct preliminary bottle–roll cyanide leach metallurgical test work on mineralized drill cuttings. MDA reported gold mineralized material of 122,600 equivalent ounces of gold (i.e. 4,087,000 tons at .030 opt using .01 cut–off) including modest silver credits. Hazen reported that the results from eight samples leached over a period of 72 hours had recoveries ranging from 57% to 95%, while four samples (including a split of the 57%/72 hr. sample) leached for 96 hours had extraction rates in the 80.6% to 86.0% range. Silver recoveries were reported to be relatively high, with low reagent consumption, suggesting amenability of the samples to heap leach extraction techniques.

The Company completed the first phase exploration drilling program on the La Bolsa Property in 1996 with the resultant discovery and independent mineralized deposit estimation of up to 122,000 ounces gold equivalent. Mineralization is open down dip to the east and along strike both north and south with excellent potential to expand this resource. The Company received ecological permitting to drill an additional 150 holes on this property. Access road preparation and drill pad construction commenced upon approval of the permit. A second phase drilling program began in May 1998 and was completed in August 1998. Results from this drilling included 26 mineralized holes from the 28 holes drilled to extend the La Bolsa Property. A revised resource estimate utilizing polygonal methods tabulated 8.3 million tons, grading .025 opt gold and .254 opt silver, containing 208,000 ounces gold and 2.1 million ounces silver, at a .01 opt cut–off grade. Mineralization remains open to the south and east and additional drilling will be required to advance the present deposit to a reserve.

Work Program

The work proposal for the La Bolsa Property calls for detailed ground geophysics in the deposit area to continue tracing the known mineralization along strike and to depth. Continued surface sampling, a 50 hole drilling program including diamond and reverse circulation drilling, bulk density tests, metallurgical testwork, engineering studies, and economic studies were all proposed for the property. Allowance was made for geological mapping of the property as well as for prospecting and geochemical sampling of potential target areas.

Detailed exploration is required at the La Bolsa Property to bring the project to the pre–feasibility stage. This will entail infill, diamond and reverse circulation drilling, and surface channel sampling to enable upgrading of resources to the measured or indicated category of pre–feasibility purposes. Systematic check assays, bulk density testing, geostatistical analysis of the assay database, preliminary mining studies, ongoing metallurgical testwork, and economic evaluations will be required and have been provided for in the proposal.

Additional work on the resource area is suspended pending an increase in gold prices or a substantial cash influx. Exploration continues on other portions of the Northern Sonora Property and work completed in 2002 included initial drilling on the El Malacate prospect.

El Malacate Recon: Description and Location

Following the initial success on the La Bolsa discovery, the Company staked eight additional concessions expanding the Northern Sonora Property to its present size. Work on these additional concessions during the period from 1996 through 2001 included regional and detailed geologic mapping, extensive geochemical sampling programs, and an airborne geophysical survey. This comprehensive exploration effort resulted in the discovery of eight additional gold–silver mineralized systems and two porphyry copper related base metal systems.

The El Malacate Property is located in the central portion of the Northern Sonora Property, Sonora State, Mexico, approximately 20 kilometres west of the Mexican city of Nogales and 97 kilometres SSW of Tucson, Arizona. The property is best accessed from Tucson, by taking Highway I–19 approximately 110 kilometres south to the border crossing in Nogales. The property is approximately 10 to 20 kilometres west of Nogales, Mexico and is accessed by four wheel drive vehicle by a combination of paved and dirt roads.

History of Property

Portions of the Los Adobes and El Ruido concessions have been outlined (approximately 35 square kilometres) and were incorporated into a joint venture agreement with Placer Exploration Mexico Ltd. (“Placer”), a subsidiary of Placer Dome, dated December 21, 2001. This area, which comprises six separate target areas, is referred to as the El Malacate Property. No evidence of any historical activity is apparent and the six target areas were discovered by Company geologists over the past several years. Under the Placer option agreement, Placer had the right to earn a 51% interest in the property by expending US$4,500,000 over a four year period and paying the Company US$500,000 prior to the third anniversary of the agreement. Placer could have acquired a 70% interest in the property upon completion of a bankable feasibility study prior to the sixth anniversary of the agreement and construction of a mine on the property. During 2001 and 2002, Placer Dome reimbursed US$327,714 to the Company. Subsequent to completing the initial drilling program, Placer notified the Company that it was terminating the option agreement. Consequently, the property has reverted 100% back to the Company.

Ownership

The concessions were staked on behalf of, and are 100% controlled by Minera. Surface rights to the area belong to various ranchers. An agreement (the “Milner Agreement”) was signed in May 2000 with Fred Milner (“Milner”), covering the area of his Los Adobes Ranch that encompasses 7,492 hectares and includes the El Malacate, La Matanza, La Dura, La Verde, El Tapon, and Picacho Alto prospects. The agreement provides for surface rights for exploration, development, and mining within his property, in return for an annual payment of US$10,000, compensation of US$350,000 for the first mine to go into production on his property and US$250,000 for any other mines that go into production on his property. A second surface rights agreement was completed for the remaining area encompassing the El Malacate Property. This agreement, referred to as the Maldanado property agreement, is similar to the Milner Agreement, with the initial annual rental payment of $5,000 having been made in 2001, but with the exception that there is no lump sum payment for the construction of a mine.

Geology and Mineralization

The geologic setting of the Northern Sonora Property consists of Tertiary intermediate to felsic flows and tuffs overlying a diverse package of conglomerate, sandstone, siltstone, and thinly layered limestones with interspersed intermediate volcanic flows and tuffs. The entire area is believed underlain by Mesozoic metavolcanic and metasedimentary units. The structural regime is dominated by an older series of northeast trending structures cut by a later series of northwest trending horsts and grabens. Gold mineralization is localized at the edges of several circular features, which are interpreted as related to Tertiary volcanism. There is an earlier mineralizing event, primarily containing silver with accessory base metals and gold, which is emplaced along the older set of northeast trending structures.

The most advanced prospect is El Malacate, where three separate zones of epithermal gold mineralization are encountered at surface over an area in excess of 10 square kilometres (see Figure 5). Mineralization is localized within volcaniclastics and sediments adjacent to a series of circular structures related to volcanism and subsequent hydrothermal activity. Northeast of El Malacate are the Matanza and Cerro Palomino systems, which have a similar geologic setting in another set of circular structures. The Cerro Palomino system includes strong areas of mineralization in association with hot–spring terraces across a strikelength that exceeds two kilometres and 200 metres of width. These zones were discovered in December 2000 and early 2001, and work has been ongoing.

Other mineralized systems nearby include the La Dura, Real Viejo, Santa Juliana, La Verde, El Tapon, and Picacho Alto prospects which are dominantly silver–lead–zinc ±gold systems. These are confined to ENE trending structural zones occurring within Jurassic to Cretaceous felsic volcanics. These systems vary in size from 500 to 2,000 metres strike length and veins within them contain silver grades up to 1,865.2 grams per tonne (54.4 opt).

The El Fiero and La Recompensa targets are large porphyry related base–metal (Cu–Mo–Zn–Pb) targets located in the eastern portion of the claim block. Alteration covers four square kilometres and is comprised of strong iron oxides, sericitic and argillic alteration, and scattered quartz tourmaline stockworks in Jurassic to Cretaceous felsic volcanics. Intruding the project area are a series of rhyolite, granodiorite, and diorite dikes and plugs. Approximately 190 samples have been collected yielding values up to 38,000 ppm Cu, 370 ppm Mo, 400 ppm Pb, and 500 ppm Zn.

La Matanza System
Post-Mineral Volcanics
Felsic Dikes
Andesite Volcanics
Sediments
Rhyodacite Complex
Gold Mineralization
Structures
La Dura
Bordo Blanco
El Ruidito
Cañon Pérdido
Cerro Palomino
El Malacate System
Ahumada
1 kilometer
AZ
MX
La Bolsa
MAP AREA ~ 65 km²
Northern Sonora Project
La Reserva Project
Target Areas
MFL Concessions
Gold-Silver
Base & Precious Metals

Figure 1
El Malacate Project, Northern Sonora

Figure 5: El Malacate Property Geology and Mineralization

Exploration Activity

Between April and October 1996, the Company contracted Altar Resources (an independent consulting firm located in Tucson, Arizona) to produce a reconnaissance geological map of the Northern Sonora Property and to sample possible mineralized areas. The area examined covered approximately 110 square kilometres, and 126 rock samples were collected. Six of the samples contained between 1.0 and 7.0 g/t gold, while 76 samples (60% of total) were anomalous in one or more elements.

Additional geological mapping and geochemical sampling has been completed over an area exceeding 150 square kilometres to the east of the La Bolsa Property. Eight major areas of anomalous gold mineralization were identified and are being evaluated through comprehensive exploration programs. Exploration is being expanded to include completion of additional drilling programs leading to a pre–feasibility decision.

Results from a helicopter–borne magnetic, radiometric and electromagnetic survey, including colour aerial photography, covering more than 90,000 hectares of the combined La Reserva/El Correo, Northern Sonora and Oro Blanco Properties, were evaluated during 1998. The purpose of this survey was to assist with mapping lithology, structure, alteration and potential mineralized zones. The Company also evaluated the results of a detailed ground geophysics study, including magnetic and VLF electromagnetic surveys, and an induced polarization / resistivity survey for the combined purposes of drill target definition and as an orientation survey for the La Bolsa and La Reserva/El Correo Properties.

Work in 2001 focused on additional geologic mapping and sampling of the El Malacate Property. Sixteen square kilometres of surface mapping was completed, and approximately eight zones of potentially significant gold mineralization were delineated. Over 3,500 surface rock chip samples were collected, the majority of which are gold mineralized.

Nearby historic mining activity, with the most extensive workings found in areas of previous silver mining including those at La Dura Mine, Real Viejo Mine, Santa Juliana Mine, and La Recompensa Mine. Hundreds of smaller workings have also been encountered throughout the property. There are no historic records in regard to these workings and only the La Recompensa Mine has been recorded on existing maps. These areas lie outside of the El Malacate joint venture with Placer, and the Company will continue to advance these on its own.

Work Program

The following is a summary of the estimated costs for the proposed work program for the El Malacate Property, for the period January through December 31, 2003: During the period from December 2001 through May 2002, Placer Dome reimbursed the Company US$327,714 for exploration, including drilling of nine reverse–circulation holes, assays, property payments and all field work undertaken as part of the option agreement. Subsequent to completing the initial drilling program, Placer Dome notified the Company that it was terminating the option agreement and would not fund any further exploration work on the El Malacate Property.

Table 6: Estimated Costs – El Malacate Property

Item	Amount
Personnel costs	$95,000
Support costs	$25,000
Contract costs
Reverse circulation drilling (2,000 m)	$125,000
Trenching/drill roads	$20,000
Assays	$40,000
Property holding costs	$75,000
Subtotal	$380,000
Additional cost contingency factor	$20,000

Total	$400,000

OTHER PROPERTIES

The properties described below have not been advanced sufficiently to have a material impact on the Company’s portfolio of properties.

La Reserva/El Correo Property

The La Reserva/El Correo Property forms a contiguous block of claims and comprises the southern half of the Northern Sonora Property in the state of Sonora, Mexico. The claims are centred at approximate coordinates 30 degrees, 50 minutes north latitude, 111 degrees, 10 minutes west longitude, located immediately south of the United States border. The centre of the property lies about 25 kilometres southwest of the border city of Nogales and 120 kilometres SSW of Tucson, Arizona. The property is accessible by four wheel drive vehicle from Nogales by proceeding south on Highway 15 for 15 kilometres, then west for about 8 kilometres along a partly paved two lane road and then by a network of good to very rough gravel roads to various locations in the sector. The city of Nogales has all modern conveniences and a potential work force. Exploration and mining equipment and supplies can be imported to Nogales from nearby Tucson.

The La Reserva/El Correo Property consists of the five exploration concessions (recently reduced in area) described below, comprising a total of approximately 23,561 hectares:

Table 7: La Reserva/El Correo Property Concessions

Concession Name	Title No.	Area (hectares)	Expiry Date
La Reserva Fraccion I	202980	16,105	April 2, 2002*
La Reserva Fraccion II	202981	.01	April 2, 2002*
El Correo	202982	6,650	April 2, 2002*
Cadena de Oro	205198	366	July 7, 2003
El Durazno	212967	440	February 19, 2007
Total Area		23,561

* Filed for conversion to exploitation, awaiting new titles

San Antonio Property

The San Antonio Property is located some 120 km SSE of the city of Zacatecas, Mexico, in the municipality of Villa Hidalgo, Zacatecas. The project lies close (12 km northwest) to the historic mining district of Pinos, that from 1894 to 1934 produced approximately 200,000 oz gold and 5 M oz silver from veins and mantos within Cretaceous limestone sequences.

The San Antonio Property consists of eight concessions totalling some 817 hectares. The La Laguna concession was bid on and awarded to Minera during the course of the year 2000. The concessions are detailed below:

Table 8: San Antonio Property Concessions

Concession Name	Title No.	Area (hectares)	Expiry Date
Gran Maria 1	208071	251.36	August 25, 2004
Gran Maria 1 Fraccion I	208072	32.30	August 25, 2004
Gran Maria Fraccion III	208073	17.83	August 25, 2004
Gran Maria 2	208181	44.35	August 31, 2004
Gran Maria 5	207501	48.24	June 24, 2004
Gran Maria 6	210695	108.00	November 17, 2005
La Laguna	213046	314.79	March 1, 2007
La Laguna Fraccion A	213046	0.34	March 1, 2007
Total Area		817.21

Other Interests In Properties

The Company also has interests in the Gutsy/Buckskin Mountain Properties, Nevada, U.S.A., the Clear Property, Nevada, U.S.A., the Dottie Property, Nevada, U.S.A., the Oro Blanco Property, Arizona, U.S.A. and the Dubuisson Property, Val d’Or, Québec. The Company’s interest in the Dubuisson Property consists only of a 2% net royalty interest.

NUMBER OF EMPLOYEES

As at October 18, 2002, there was a total of 17 employees and consultants working for the Company.

BANKRUPTCY, RECEIVERSHIP OR OTHER SIMILAR PROCEEDINGS

There has been no bankruptcy, receivership or other similar proceedings against the Corporation or any of its subsidiaries within the three most recently completed financial years or the current financial year.

RISK FACTORS

Our securities should be considered a highly speculative investment and investors should carefully consider the following information about these risks, together with other information contained herein. If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly.

Risks of Exploration and Development

All of the properties in which the Company has an interest or the right to earn an interest, except for the Dubuisson Property, which has been disposed of by the Company save for a 2% NSR on the property (see “Narrative Description of the Business – Overview”), are in the exploration stages only and are without a known body of commercial ore. As an exploration company, the Company has only a history of losses. Development of the Company’s properties will only follow upon obtaining satisfactory results. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company’s exploration and development activities will result in any discoveries of commercial bodies of ore. The long–term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Operating Hazards and Risks

Mineral exploration involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to property and possible environmental damage. The Company currently maintains the following insurance coverages against operating hazards: (a) foreign liability coverage for Minera Minefinders S.A. de C.V. (“Minera”), and Compania Minera Dolores S.A. de C.V. (“Minera Dolores”) in the amount of US$2,000,000 per occurrence/US$8,000,000 aggregate (deductible of $2,500 per occurrence); and (b) commercial package insurance including US$2,000,000 comprehensive general liability insurance for the Company’s Canadian and U.S. operations (US$2,500 deductible and subject to a health hazard exclusion and a pollution exclusion), and US$97,500 (US$1,000 deductible) insurance for the Company’s office contents located at its Reno, Nevada office. The Company may become subject to liability for pollution, cave–ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company’s financial position.

Fluctuating Prices

The Company’s revenues, if any, are expected to be in large part derived from the extraction and sale of precious and base metals such as gold and silver. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of the Company’s exploration projects, cannot accurately be predicted.

Environmental Factors

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non–compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Competition

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects for exploration in the future.

Inability to Meet Cost Contribution Requirements

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may as a result be subject to loss of its rights to acquire interests in the properties subject to such agreements.

Potential Defects in Title to Properties

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm that it has acquired satisfactory title to its properties but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions. The ownership and validity of unpatented mining claims and concessions are often uncertain and may be contested. The Company is not aware of challenges to the location or area of any of its mining concessions and unpatented mining claims. There is, however, no guarantee that title to the Company’s claims and concessions will not be challenged or impugned in the future.

Political and Economic Instability

Most of the Company’s exploration and development activities occur in Mexico and, as such, the Company may be affected by possible political or economic instability in this country. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in Mexico, or in the U.S.A. or Canada (where the Company has secondary property interests) may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Financing Risks

The Company’s current operations, other than the royalty interest in the Dubuisson Property, have not generated any cash flow. Any work on the Company’s principal properties may require additional equity financing. If the Company seeks additional equity financing, the issuance of additional shares will dilute the interests of the Company’s current shareholders. Although the Company has successfully raised funds in recent years through share and warrant issuances, there is no assurance that additional funding will be available to allow the Company to fulfil its obligations on existing exploration properties. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company’s potential interest in certain properties.

Conflicts of Interest

Certain officers and directors of the Company may be or become associated with other natural resource companies that acquire interests in mineral properties. Mark H. Bailey, President, Chief Executive Officer and a director of the Corporation, is President of Mark H. Bailey & Associates LLC (“Bailey Associates”), Consulting Geologists, located in Reno, Nevada and is a director of other publicly listed natural resource companies. Bailey Associates’ clients do not directly compete with the Company for properties, financing, equipment, or personnel. Any conflicts which may arise will be dealt with as disclosed below.

Tench C. Page, Vice President, Exploration, of the Company, is a principal of Sierra Timber and Gold Corp. (“Sierra Timber”), a provider of geological consulting services, located in Reno, Nevada. Sierra Timber’s clients do not directly compete with the Company for properties, financing, equipment, or personnel. There are currently no conflicts of interest between Mr. Page serving as Vice President, Exploration, of the Company while continuing to act as principal of Sierra Timber. Any conflicts which may arise will be dealt with as disclosed below.

Robert L. Leclerc, who has been a director of the Corporation since March 1997, is also the Chairman of the Board of Directors of Echo Bay, which, as at September 16, 2002, owns 15% of the Company’s outstanding common shares.

Paul C. MacNeill, Corporate Secretary and a director of the Company, is a partner of Campney & Murphy, a Vancouver law firm. None of Mr. MacNeill’s exploration and development clients directly compete with the Company.

Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Dependence on Key Management Employees

The nature of the Company’s business, its ability to continue its exploration and development activities and to thereby develop a competitive edge in its marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such personnel. The Company’s development to date has depended, and in the future will continue to depend, on the efforts of its key management figures, such as Mark H. Bailey. Loss of Mark H. Bailey could have a material adverse effect on the Company. The Company does not maintain key–man life insurance on any of its key management employees.

Compliance with Environmental and Government Regulation

Operations of the Company require permits from various foreign, federal, state, provincial and local governmental authorities and may be governed by laws and regulations governing prospecting, development, mining production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs as a result of the need to comply with applicable laws, regulations and permits. Permits and studies may be necessary prior to operation of the exploration properties in which the Company has interests and there can be no guarantee that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs. To the best of the Company’s knowledge, the Company is in compliance with all material current laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be fined if convicted of an offence under such legislation.

Amendments to current laws, regulations, and permits governing operations and activities of mining companies or more stringent implementation thereof could require increases in capital expenditures, production costs, reduction in levels of production of future mining operations, or require delays in development or abandonment of new mining properties.

The Company’s mining operations may be subject to foreign, federal, state, provincial and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, mine reclamation, waste disposal, and the protection of endangered or threatened species. The Company’s mining activities may be subject to foreign, federal, state, provincial and local laws and regulations for protection of surface and ground water.

If the Company undertakes new mining activities in other provinces, states or foreign countries, or significantly expands its existing mining operations, the Company may be required to obtain pre–construction environmental and land use review and to comply with permitting, control and mitigation requirements of the jurisdiction in which such operations are to be located. Compliance with new requirements could impose costs on the Company in the future, the materiality of which cannot reasonably be predicted at this time.

Dilution

The Corporation has a number of outstanding share purchase warrants and stock options. If and when these are exercised, the issued and outstanding capital of the Corporation may be substantially increased, thus diluting shareholder interests in the Corporation.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth certain of the Corporation and the Corporation’s subsidiaries financial information on a consolidated basis for the last three fiscal years.

Table 9: Selected Consolidated Financial Information – Annual

All in 1,000’s except Earnings (loss) per Share	12 Months Ended Dec. 31, 2001	12 Months Ended Dec. 31, 2000	12 Months Ended Dec. 31, 1999
Operating Revenues	––	––	––
Working Capital	534	873	1,911
Investment and Royalty Revenues	17	27	71
Loss from Operations	(1,302)	(1,192)	(1,023)
Net Income (Loss)	(1,282)	(1,132)	(999)
Earnings/(Loss) per Share – Basic and Diluted	(0.07)	(0.07)	(0.07)
Total Assets	30,835	30,264	29,407
Net Assets	30,720	30,039	29,296
Total Liabilities	115	225	111
Share Capital	42,013	38,930	38,175
Common Shares Issued	20,233,250	17,031,527	16,300,709
Dividends Declared	––	––	––

The following table sets forth certain of our and our subsidiaries’ financial information on a consolidated basis for the last eight financial quarters:

Table 10: Selected Consolidated Financial Information – Quarterly

All in 1,000’s except Loss per Share and Common Shares Issued	June 30, 2002	March 31, 2002	December 31, 2001	September 30, 2001	June 30, 2001	March 31, 2001	December 31, 2000	September 30, 2000
Operating Revenues	–	–	–	–	–		–	–
Working capital	$10,964	$976	$536	$953	$117	$659	$873	$273
Investment & Royalty Revenues	46	1	3	3	3	7	3	2
Loss from Operations	(820)	(320)	(569)	(194)	(339)	(199)	(271)	(272)
Net Income (loss)	(836)	(331)	(554)	(198)	(355)	(175)	(287)	(249)
Earnings/Loss per Share – Basic and Diluted	(0.04)	(0.02)	(0.03)	(0.01)	(0.02)	(0.01)	(0.02)	(0.02)
Total Assets	42,723	31,670	30,835	31,204	29,933	30,255	30,264	29,358
Net Assets	42,318	31,410	30,720	31,115	29,810	30,165	30,039	29,156
Total Liabilities	405	260	115	89	123	(90)	225	201
Share Capital	53,851	43,034	42,013	41,855	40,352	40,352	38,930	38,880
Common Shares Issued	26,299,740	20,931,305	20,233,250	20,083,250	18,681,170	18,681,170	17,031,527	16,991,527
Dividends Declared	–	–	–	–	–	–	–	–

Dividend Record and Policy

We have not paid any dividends since incorporation. We intend to retain earnings to finance the growth and development of our business and do not intend to pay dividends on our common shares in the immediate future. The payment of dividends in future will depend, among other factors, on our earnings, capital requirements, and operating and financial condition.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reference is made to the section entitled “Management’s Discussion and Analysis of Operating Results” set out at pages 8 to 9 of our 2001 Annual Report, which has been previously SEDAR–filed and is incorporated by reference in this Annual Information Form.

Also see “Selected Consolidated Financial Information” for financial information on us and our subsidiaries for the last eight financial quarters.

MARKET FOR SECURITIES

Our common shares are listed and posted for trading under the stock symbol “MFL” on The Toronto Stock Exchange, and are quoted on the NASD Over–the–Counter Bulletin Board under the symbol “MNEFF”.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, office and principal occupation of each of our directors and senior officers. Each director is elected by the shareholders at the annual general meeting and holds office until our first annual general meeting following the director’s election or appointment. Each officer holds office at the pleasure of our board of directors.

Table 11: Directors and Officers

Name and Municipality of Residence	Position with the Corporation	Principal Occupation(1)
Mark H. Bailey(2) Bellingham, WA U.S.A. 98226	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Corporation since July 25, 1995
Tench C. Page Reno, Nevada U.S.A. 89511	Vice–President, Exploration	Vice–President (Exploration) of the Corporation since 1995
Paul C. MacNeill West Vancouver, British Columbia V7W 1J1	Director and Corporate Secretary	Barrister and Solicitor and partner, Campney & Murphy
James M. Dawson(2) Richmond, British Columbia V7C 5C8	Director	President, Dawson Geological Consulting Ltd.
H. Leo King(2) Vancouver, British Columbia V6J 4H1	Director	General Manager, International Barytex Resources Ltd.
Robert Leclerc Highlands Ranch, Colorado U.S.A. 80126	Director	Chairman and Chief Financial Officer, Echo Bay Mines Ltd.
Jon Morda Toronto, Ontario, Canada M6S 3T7	Chief Financial Officer	Chief Financial Officer of the Corporation since April 11, 2002; Vice–President and Chief Financial Officer of Geomaque Exploration Ltd. from December 1995 to August 2001

(1)

Our directors and officers have held their present principal occupations noted opposite their respective names through the last five years.

(2)

Member of the Audit Committee.

Shareholdings of Directors and Officers

To the best of our knowledge as at April 24, 2002, our directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 473,900 common shares (not including common shares issuable upon the exercise of stock options) representing 1.84% of our then outstanding common shares.

Committees of the Board of Directors

Our board has an Audit Committee.

Our Audit Committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control. The members of our Audit Committee are Mark H. Bailey, James Martin Dawson and H. Leo King.

The Company does not have a Compensation or Corporate Governance Committee.

Corporate Cease Trade Orders or Bankruptcies

To the best of the Company’s knowledge, no director or officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or within the 10 years before the date of this Annual Information Form, has been a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, manager or trustee appointed to hold its assets.

Penalties or Sanctions

To the best knowledge of the Company, no penalties or sanctions have been imposed on a director or officer of the issuer, or a shareholder holding a sufficient number of securities of the Company to affect control of the Company, in relation to Canadian securities legislation or by a Canadian securities regulatory authority, or by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the best knowledge of the Company, no director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to materially affect the control of the Company, or a personal holding company of any such persons, has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

ADDITIONAL INFORMATION

When our securities are in the course of a distribution pursuant to a short form prospectus, or a preliminary short form prospectus has been filed in respect of a distribution of our securities, copies of the following documents may be obtained upon request from our Secretary, Paul C. MacNeill:

(1)

our Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(2)

our comparative financial statements for our most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of our most recent interim financial statements that have been filed, if any, for any period after the end of our most recently completed financial year;

(3)

one copy of our most recent Management Proxy Circular in respect of our most recent annual meeting of shareholders that involved the election of directors; and

(4)

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under paragraphs (1), (2) or (3) above.

At any other time, one copy of any documents referred to at paragraphs (1) to (4) above may be obtained upon request from our Corporate Secretary, provided that, we may require the payment of a reasonable charge if the request is made by a person or company who is not one of our shareholders.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in our Management Proxy Circular for our annual general meeting held on June 13, 2002. Additional financial information is provided in our comparative financial statements and notes thereto for the year ended December 31, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Minefinders Corporation Ltd.
(Registrant)

Date

December 16, 2002                                       By:/S/ Mark Bailey
                                                                                    (Print) Name: Mark Bailey
                                                                                   Title: President and Director